EXHIBIT (a)(7)


  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 19, 1997 (the "Offer to Purchase") and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of CC Acquisition Corporation by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                       OF

                             Homeowners Group, Inc.

                                       By

                           CC Acquisition Corporation
                    An Affiliate of The Cross Country Group
                For Total Consideration Per Share Consisting Of:

                           $.55 Net In Cash To Seller

                                       And

                         One Contingent Right To Receive
                      $1.51 From Tax Liability Escrow Fund

         CC Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of HAC, Inc., a Florida corporation ("Parent"), is offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Homeowners Group, Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Associated Rights"; and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of November 1, 1990, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, as amended, (the "Rights Plan") for total consideration of up to $2.06 per Share, $.55 of which shall be net to seller in cash (the "Cash Price"), and $1.51 of which shall be held in an interest bearing escrow account (the "Escrow Account") pending resolution of certain tax liabilities that may be assessed against the Company (the "Escrow Right") (the Cash Price and the Escrow Right, sometimes hereinafter referred to as the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Parent and Purchaser are affiliates of The Cross Country Group.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, OCTOBER 17, 1997 UNLESS THE OFFER IS
EXTENDED.











         The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 14, 1996 among the Company and certain affiliates of Parent, including Purchaser and CHGI Acquisition Corporation ("CHGI"), as amended (the "Merger Agreement"). The Merger Agreement provides that, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all of the conditions to the Merger (as defined below), (a) Purchaser, as assignee of the rights and obligations of CHGI under the Merger Agreement shall be merged with and into the Company (the "Merger"), with the Company being the surviving corporation and wholly owned directly by Parent; and (b) each of the Shares of the Company, outstanding at the effective time of the Merger (other than Shares held by Purchaser and its affiliates and Stockholders who have perfected their statutory appraisal rights under Delaware law), shall be converted into the right to receive the Offer Consideration.

         THE BOARD OF DIRECTORS OF THE COMPANY (EXCLUDING THOSE DIRECTORS AFFILIATED WITH PARENT AND PURCHASER), ACTING ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, HAS (A) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (B) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND THE RELATED STOCKHOLDERS AGREEMENT REFERENCED BELOW AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (C) RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER, APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER BY THE HOLDERS OF COMPANY COMMON STOCK.

         THE OFFER IS FOR ANY AND ALL SHARES OUTSTANDING THAT ARE NOT OWNED BY PARENT, PURCHASER, OR ANY OF THEIR AFFILIATES. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO THERE BEING A MINIMUM NUMBER OF SHARES VALIDLY TENDERED AND NOT WITHDRAWN. THE OFFER IS NOT CONDITIONED ON RECEIPT OF FINANCING. SEE "THE TENDER OFFER-- CONDITIONS TO THE OFFER"CONTAINED IN THE OFFER TO PURCHASE, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

         Parent and Purchaser have entered into a Stockholders Agreement with certain stockholders, which include all of the members of the Board of Directors of the Company (excluding those members of the Board affiliated with Purchaser and Parent) (the "Selling Stockholders"), pursuant to which, among other things, such Selling Stockholders have agreed to validly tender (and not withdraw) in the Offer, upon the terms and subject to the conditions thereof, approximately 12.6% of the Company's outstanding Shares for the Offer Consideration.

         On June 9, 1997, the Company received Notices of Proposed Adjustments from the Internal Revenue Service (the "IRS") proposing to disallow approximately $20 million in losses that the Company had taken on its Federal Income Tax Returns for taxable years 1993, 1994 and 1995 (the "Tax Claims"). The Tax Claims could result in the Company being liable for approximately $6.5 million of tax, plus approximately $2.0 million in interest. Although not assessed to date, the IRS could impose penalties.

         As a result of the Tax Claims, the Company and Parent have agreed that $1.51 of the Offer Consideration will be held in the Escrow Account pending resolution of the Tax Claims. Tendering Stockholders, and those stockholders whose Shares are converted in the Merger, will receive the Cash












Price per Share and shall be deemed to own, without any further action, one Escrow Right for each Share validly tendered in the Offer or converted in the Merger, as applicable. If the Tax Claims are settled with the IRS, each Escrow Right shall entitle the holder to receive its pro rata portion of the funds from the Escrow Account (up to a maximum of $1.51 per Share) if and when there is a settlement of the Tax Claims with the IRS. Escrow Rights will not be assignable or transferable except by operation of law (including the laws of descent and distribution) or by intestacy, and will not be evidenced by any certificate or other instrument. No dividends will be paid with respect to the Escrow Rights, and they will not bear any stated rate of interest or have any voting or other stockholder rights. The Escrow Rights will represent only the contingent right to receive the funds from the Escrow Account in accordance with the terms and conditions of the Escrow Agreement. Escrow Right holders may be entitled to receive a portion of any funds recovered from any person or entity that is found to be liable for any portion of the settlement paid to the IRS. See "SPECIAL FACTORS -- The Tax Claims; The Escrow Agreement; The Tax Contingency Settlement Agreement" in the Offer to Purchase.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to Continental Stock Transfer & Trust Company (the "Depositary") of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving the Cash Price from the Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book- Entry Confirmation (as defined in the Offer to Purchase) with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

         Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date (as defined in the Offer to Purchase) and, unless theretofore, accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 17, 1997. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in "THE TENDER OFFER -- Procedures for Tendering Shares" in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in "THE TENDER OFFER -- Procedures for Tendering Shares" in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered again by following one of the procedures described in "THE TENDER OFFER -- Procedures for Tendering Shares" in the Offer to Purchase any time prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

         Subject to the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary.

         The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed by the Purchaser to record holders of Shares, and will be furnished by the Purchaser to brokers, dealers, banks, trust companies and similar person whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

         THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent, at the address and telephone numbers set forth below, and copies will be furnished at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.
                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                          (212) 929-5500 (CALL COLLECT)
                                       OR
                          CALL TOLL-FREE (800) 322-2885

September 19, 1997